

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2017

Andrew Heyward
Chief Executive Officer
Genius Brands International, Inc.
301 N. Canon Drive, Suite 305
Beverly Hills, CA 90210

> **Re:** **Genius Brands International, Inc.**
> **Post-Effective Amendment to Form S-1 on Form S-3**
> **Filed December 23, 2016**
> **File No. 333-208540**

Dear Mr. Heyward:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you included December 31, 2014 audited financial statements in the Form S-1 declared effective December 29, 2015 and that this is the first post-effective amendment to the registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than 16 months old. Please tell us whether any offers or sales have been made after September 29, 2016. Additionally, please tell us whether and how you communicated to the selling stockholders that they may not sell securities under this registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Rule 427. For additional

guidance, please refer to Questions 113.01 and 113.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeffrey Schultz, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.